1/9

03003227

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Airspray N.V.

*CURRENT ADDRESS Ivoorstraat 9
P.O. Box 1007
1810 KA Alkmaar
The Netherlands

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34700 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	✓
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 1/15/03

82-34700

03 JAN -9 AM 10:56

ARTICLES OF ASSOCIATION OF:

AIRSPRAY N.V.

with its registered office in Alkmaar, the Netherlands

As amended by the deed of partial amendment to the Articles of Association executed on 9 October 2001 before *mr.* R. van Bork, civil-law notary practising in Amsterdam, on the draft of which deed the ministerial statement of no objection was issued on 3 August 2001 under number B.V. 248.850.

CHAPTER I

Definitions

Article 1

In the present Articles of Association, the following terms will have the following definitions:

a. General Meeting: the body formed by shareholders holding voting rights and other persons holding voting rights;

b. General Meeting of Shareholders: the meeting of shareholders and other parties entitled to attend meetings;

c. Annual Meeting: the General Meeting of shareholders intended for the consideration of the annual accounts and the annual report;

d. Depositary Receipts: depositary receipts for the shares issued by the company;

e. Priority: the meeting of holders of priority shares;

f. Subsidiary:
   - a legal entity in which the company or one or several of its subsidiaries may exercise more than fifty per cent of the voting rights in the General Meeting of the members or shareholders of that legal entity, individually or jointly and whether or not by virtue of an agreement with other parties entitled to vote;
   - a legal entity of which the company or one or several of its subsidiaries is/are a member(s) or shareholder(s) and may appoint or dismiss more than fifty percent of the managing directors or of the supervisory directors, individually or jointly and whether or not by virtue of an agreement with other parties entitled to vote, even in cases in which all parties with voting rights vote;

   the provisions above apply without prejudice to the provisions of Article 24(a), paragraphs 3-4, Book 2, Dutch Civil Code.

   A subsidiary will be considered equivalent to a company acting under its own name in which the company or one or more of its subsidiaries will be fully liable as a partner to its creditors for debts.

g. Group Company: a legal entity or company with which the company is associated in a group as defined in Article 24(b), Book 2, Dutch Civil Code;

h. Distributable Portion of Equity Capital: the portion of the equity capital exceeding the issued capital plus the reserves to be maintained pursuant to the law;

i. Accountant: a registered accountant or another accountant as referred to in Article 393, Book 2, Dutch Civil Code, or an organisation with which such Accountants work;

j. Official List: the Official List issued by or on behalf of Euronext Amsterdam N.V., with its registered office in Amsterdam, or an official publication taking its place;

k. Listing and Issuing Rules: the Listing and Issuing Rules of Euronext Amsterdam N.V. having its registered office in Amsterdam, or the rules that may at any time replace the Listing and Issuing Rules;

l. WGE: the *Wet Giraal Effectenverkeer* (Securities Bank Giro Transactions Act);

m. NECIGEF: *Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.*, the central institution as described in the WGE;

n. Associated Institution: an Associated Institution as defined by the WGE;

o. Joint Owner: a Joint Owner in the collective deposit as defined by the WGE;

p. Collective Deposit: a collective deposit as defined by the WGE.

CHAPTER II

Name, seat and object

Article 2. Name and seat

1. The company bears the name:
   AIRSPRAY N.V.
2. It has its seat in Alkmaar, the Netherlands.

Article 3. Object

The company's object is to produce and trade in dispenser systems, as well as to participate in, finance, take any other type of interest in and conduct the management of other enterprises, to obtain, alienate, encumber and exploit rights to intellectual property, to grant and obtain licenses, to undertake obligations (or partial obligations) of group companies and to do all that is related to the above or may be conducive thereto in the broadest sense of the word.

CHAPTER III.

Capital and shares. Share certificates. Register.

Article 4. Authorised capital.

1. The authorised capital of the company amounts to four million Euro (EUR 4,000,000).
2. It is divided into twenty-five million (25,000,000) shares of sixteen eurocents (EUR 0.16) each, specifically twenty-four million nine hundred and ninety-nine thousand nine hundred and ninety-nine (24,999,999) ordinary shares and one (1) priority share.

3. The ordinary shares are registered shares or bearer shares, at the shareholder's option. The priority share is a registered share.

4. In these Articles of Association, references to 'shares' and 'shareholders' are understood to include both the ordinary shares and the priority share and the holders of those shares, respectively, unless the contrary is clearly evident from the text.

5. The company shall not cooperate in the issue of depositary receipts for its shares.

Article 5. Certificates for bearer shares.

1. Upon request, a person subscribing to ordinary shares shall obtain ordinary registered shares upon issue of ordinary shares. If such an explicit request is not made, the person subscribing shall obtain rights on bearer shares in the manner described below.

2. All ordinary bearer shares are embodied in one share certificate.

3. The company will ensure that the share certificate is held by NECIGEF on behalf of the entitled party.

4. The company grants an entitled party a right with regard to an ordinary bearer share through the following procedure: (a) NECIGEF allows the company to have a share recorded on the relevant share certificate and (b) the entitled party designates an Associated Institution that credits him accordingly as a Joint Owner in its Collective Deposit.

5. Without prejudice to the provisions in the second and third sentence of Article 33 (8) of these Articles of Association, the administration of the share certificate is irrevocably entrusted to NECIGEF and NECIGEF is irrevocably authorised to perform all that is necessary with regard to the relevant shares on behalf of the entitled party/parties, including the acceptance of, delivery of and cooperation in the entry or deletion of shares from the share certificate.

6. If a Joint Owner of the Associated Institution wishes that one or more ordinary shares be transferred up to an amount not exceeding the amount for which he is a Joint Owner, then (a) NECIGEF will transfer the ordinary shares to the entitled party by deed, (b) the company will acknowledge the transfer, (c) NECIGEF will allow the company to have the registration of the ordinary bearer shares deleted from the share certificate, (d) the relevant Associated Institution will debit the entitled party accordingly as the Joint Owner in the Collective Deposit and (e) the company will record the holder in the register in accordance with the provisions in Article 6.

7. A holder of an ordinary registered share may have it converted into a bearer share at any time through the following procedure: (a) the entitled party transfers this share to

NECIGEF by deed, (b) the company acknowledges the transfer, (c) NECIGEF allows the company to have an additional share registered on the share certificate, (d) an Associated Institution designated by the entitled party credits the Entitled Party accordingly as a Joint Owner in its Collective Deposit, and (e) the company deletes the registration of the entitled party as being the holder of the relevant share from the register.

8. A request by a Joint Owner for the transfer of shares constitutes a request that the relevant shares be registered by name. The provisions in paragraph 6 apply by analogy. The request may relate to a quantity not exceeding the quantity of shares to which the Joint Owner is entitled.

9. For the application of the provisions in these Articles of Association, a holder of shares shall also be understood to be the party entitled as a Joint Owner in a Collective Deposit of ordinary bearer shares as defined in the WGE.

10. Registered shares can be obtained in the form of a registration in the shareholders' register without the issue of a share certificate.

11. The share certificate shall be signed by a Managing Director and a Supervisory Director; signature may be effected by fax.

Article 6.

1. A Joint Owner may, upon request and as desired, with application of and without prejudice to the provisions in Article 5:
    - obtain a registration in the shareholders' register for one or more registered shares up to an equal nominal amount; or
    - have those shares converted into bearer shares in accordance with the provisions in Article 5 (7).

2. A holder of a registration in the shareholders' register for one or more registered shares can have those shares converted into bearer shares in accordance with Article 5 (7) upon request, with the application of and without prejudice to the provisions in Article 5.

3. The Management Board may require that a request as referred to in this Article be submitted on a form to be provided by the company at no cost and signed by the applicant.

Article 7. Register of shareholders.

1. No share certificates are issued for registered shares.

2. The Management Board shall keep a register containing the names and addresses of all holders of registered shares.
3. Each holder of one or more registered shares or a right of usufruct or pledge on one or more such shares is obliged to provide the company with his address in writing.
4. All registrations and entries in the register shall be signed by a member of the Management Board or a person with signature authority as described in Article 20 (2).
5. Extracts from the register are not negotiable.
6. Furthermore, Article 85, Book 2, Dutch Civil Code applies to the register.

CHAPTER IV.

Issue of shares. Depositary receipts.

Article 8. Authorised body.

1. The issue of shares shall be effected by virtue of a resolution of the Priority. This authorisation of the Priority relates to all unissued shares in the authorised capital, as it reads or will read at any time. The duration of this authorisation shall be determined by resolution of the General Meeting and shall not exceed five years without prejudice to the provisions in Article 42.
2. The designation of the Priority as the body authorised to issue shares can be renewed by successive periods not exceeding five years by means of the Articles of Association or by resolution of the General Meeting. The designation shall state how many shares may be issued. A designation given by resolution of the General Meeting cannot be withdrawn unless stipulated otherwise upon designation.
3. If the Priority's authorisation ends, the issue of shares will then take place by virtue of resolution of the General Meeting unless the General meeting designates another corporate body.
4. A resolution of the General Meeting to issue shares or to designate another authorised body to issue shares can only be adopted if proposed by the Priority.
5. The provisions in paragraphs 1 through 4 are correspondingly applicable to the granting of rights to subscribe to shares, but do not apply to the issue of shares to someone exercising a previously acquired right to subscribe to shares.
6. Furthermore, Article 96, Book 2, Dutch Civil Code, applies to the issue of shares and the granting of rights to subscribe to shares.

Article 9. Conditions of issue. Pre-emptive right.

1. The resolution to issue shares must also stipulate the price and further conditions of issue. Without prejudice to the provisions in Article 80 (2), Book 2, Dutch Civil Code, the price of issue shall not be below par.
2. Upon issue of ordinary shares, each holder of ordinary shares has a pre-emptive right with due observance of the provisions below. The same applies to the granting of rights to subscribe to ordinary shares.
3. The pre-emptive right may be restricted or excluded by the Priority. The authority to this effect ends at the moment that the Priority's authority to issue shares ends. Paragraphs 1 through 4, Article 8, apply accordingly.
4. Furthermore, Articles 96a and 97, Book 2, Dutch Civil Code, apply to the conditions of issue and to the pre-emptive right.

Article 10. Payment on shares.

1. When subscribing to a share, the entire nominal amount must be paid on that share, as well as, if the share is subscribed to for a higher amount, the difference between those two amounts, without prejudice to the provisions in Article 80 (2), Book 2, Dutch Civil Code.
2. The Management Board is authorised to perform legal acts regarding non-cash contributions on shares and other legal acts as referred to in Article 94, Book 2, Dutch Civil Code, without prior approval of the General Meeting, but subject to the approval of the Priority.
3. Furthermore, Articles 80, 80a, 80b and 94b, Book 2, Dutch Civil Code, are applicable to payment on shares and non-cash contribution.

Article 11. Company shares and depositary receipts for shares.

1. The company may not subscribe to shares in the company upon issue.
2. The company may only acquire company shares paid in full or certificates for such shares for no consideration or if:
    a. the distributable portion of the equity capital is at least equal to the acquisition price; and
    b. the nominal amount of shares acquired in the company's own capital, or depositary receipts for such shares, held or held in pledge by the company or a subsidiary does not exceed one-tenth of the issued capital.
3. Acquisition other than at no cost can only take place if the Management Board is given authorisation for the acquisition by the General Meeting. This authorisation is valid for a maximum period of eighteen months. The General Meeting will stipulate in

this authorisation the number of shares or pertaining certificates that may be acquired, the manner in which they may be acquired and the upper and lower price restrictions.

4. The company may acquire company shares or depositary receipts for shares in order to transfer them to employees in the employment of the company or a group company under a scheme applicable to such employees.

5. Acquisition or alienation of company shares or certificates thereof shall be effected by virtue of a resolution of the Management Board approved by the Supervisory Board.

6. Furthermore, Articles 89a, 95, 98, 98a, 98b, 98c, 98d and 118 (7), Book 2, Dutch Civil Code, apply to company shares or depositary receipts for shares.

CHAPTER V.

Capital reduction.

Article 12.

1. The General Meeting may adopt a resolution to reduce the issued capital with due observance of the relevant statutory provisions.

2. The capital reduction may also be effected with regard to either the priority share or the ordinary shares. The capital reduction must be carried out equally over all shares involved, unless all shareholders involved agree otherwise.

3. The notification to convene a General Meeting of shareholders in which a proposal is made to adopt a resolution as referred to in this Article, shall state the object of the capital reduction and the method of implementation.

CHAPTER VI.

Transfer of registered shares. Usufruct. Pledge.

Article 13

1. The transfer of a registered share or the transfer of a restricted right thereon require a deed to that effect, as well as a written acknowledgement of the transfer by the company unless the company itself is a party to the legal act.

   The acknowledgement shall be made in the deed or by means of a dated statement containing the acknowledgement and accompanying the deed or a notarial copy or a copy or extract thereof authenticated by the alienator. The acknowledgement is considered to be equivalent to service of this deed, copy or extract on the company.

2. A pledge can also be created without acknowledgement by or service to the company. In that case, Article 239, Book 3, Dutch Civil Code, applies accordingly, while the notification of the pledge by the pledgee as referred to in paragraph 3 of that Article will be replaced by acknowledgement by or service to the company.

3. The acknowledgement shall be signed with due observance of the rules of representation pursuant to Article 20.

4. The shareholder holds the voting right to the shares on which an usufruct or pledge is created. However, the voting right accrues to the usufructuary or pledgee if so stipulated upon the establishment of the usufruct or pledge.
Shareholders without voting rights and the usufructuaries or pledgees with voting rights hold the rights that are granted by law to holders of depositary receipts issued with the company's cooperation. The rights referred to in the preceding sentence do not accrue to usufructuaries or pledgees without voting rights.

CHAPTER VII.

Management.

Article 14. Management Board.

1. The company's management shall be entrusted to a Management Board consisting of one or more Managing Directors. A Supervisory Board consisting of at least three and at the most five members shall supervise the Management Board.

2. The Priority shall set the number of Managing Directors and Supervisory Directors with due observance of the provisions in paragraph 1.

Article 15. Appointment.

1. The Managing Directors will be appointed by the General Meeting based on a nomination of at least two persons for each vacancy. Nominations will be made by the Priority.
2. The General Meeting is free in the appointment if the Priority has not presented a nomination within three months after the vacancy has arisen.
3. A nomination presented by the Priority in a timely manner is binding. The General Meeting may, however, at any time override the binding nature of the nomination by adopting a resolution to that effect by at least two-thirds of votes cast in a meeting in which more than half of the issued share capital is represented.

Article 16. Suspension and dismissal.

1. Members of the Management Board may be suspended or dismissed by the General Meeting at any time. A resolution for suspension or dismissal of the General Meeting other than on the Priority's proposal can only be adopted by a majority of two-thirds of the votes cast representing more than half of the issued share capital.

2. Members of the Management Board may also be suspended by the Supervisory Board at any time. A suspension as referred to in the preceding sentence can be lifted by the General Meeting at all times.

3. A suspension may be extended by one or more terms, but cannot continue for longer than a total of three months. If no decision has been made with regard to the lifting of the suspension or dismissal after this term has expired, then the suspension ends.

Article 17. Remuneration.

The remuneration and further conditions of employment for each Managing Director will be fixed by the Supervisory Board.

Article 18. Board responsibilities. Decision-making. Assignment of responsibilities.

1. Without prejudice to the restrictions under the Articles of Association, the Management Board is charged with the management of the company.

2. The Management Board may determine further rules for decision-making by the Management Board. Stipulation of such further rules requires the approval of the Supervisory Board.

3. When delegating responsibilities, the Management Board may determine the responsibilities assigned to each specific Managing Director. The assignment of responsibilities requires the approval of the Supervisory Board.

Article 19. Approval for management resolutions.

1. Without prejudice to the provisions stipulated elsewhere in these Articles of Association, all resolutions by the Management Board in the following areas are subject to the approval of the Supervisory Board:
   a. acquisition, alienation, encumbrance, renting, leasing and otherwise obtaining or granting the use or enjoyment of registered property;
   b. concluding into agreements by which the company is granted a bank credit;
   c. loaning and borrowing money, not including the use of a bank credit granted to the company;
   d. entering into continuing direct or indirect cooperation with another enterprise and discontinuing such cooperation;
   e. direct or indirect participation in the capital of another enterprise and changing the amount of such participation;
   f. investment;
   g. the establishment of a restricted right on property rights and goods;

h. concluding agreements by which the company commits itself as a surety or joint and several debtor for a third party or undertakes to provide security for a debt of a third party;

i. the appointment of officers as referred to in Article 20 (2) and the determination of their powers and titles;

j. concluding agreements determining the legal relationship between parties;

k. acting at law, including conducting arbitration proceedings, but excepting instituting any legal actions that cannot be delayed;

l. concluding and amending employment contracts by which a remuneration is awarded exceeding an amount to be determined annually by the Management Board and the Supervisory Board in mutual consultation and to be specified in writing;

m. implementing pension schemes and awarding pension rights above and beyond those arising from existing schemes;

n. proposing a legal merger or split-up as referred to in Title 7, Book 2, Dutch Civil Code, with the exception of a legal merger as referred to in Article 333, paragraphs 1 and 2, Book 2, Dutch Civil Code.

2. The Management Board and Supervisory Board may determine in mutual consultation that a resolution as referred to in paragraph 1under a. to m. inclusive shall not be subject to approval, if the interest involved does not exceed the amount to be determined in mutual consultation by the Management Board and the Supervisory Board and to be specified in writing.

3. For the application of paragraph 1, a Management Board resolution to enter into a certain act is considered equivalent to a resolution of the Management Board to approve a resolution of any body of a company in which the company participates, provided the latter resolution is subject to this approval.

4. The Management Board and Supervisory Board may agree in mutual consultation that resolutions other than those referred to in paragraph 1 are also subject to the approval of the Supervisory Board. Those other resolutions must be clearly described and set out in writing.

5. Failure to obtain the approval as referred to in this Article does not affect the representational authority of the Management Board or its members.

Article 20. Representation.

1. The Management Board will represent the company.

If there is more than one Managing Director, the power to represent the company also accrues to two Managing Directors acting jointly.

2. The Management Board may appoint officers with general or restricted powers of representation. Each of them will represent the company with due observance of the limits on the authorisations granted to them. Their titles will be determined by the Management Board.

3. In cases of conflicting interests between the company and a member of the Management Board, the company will be represented by the Managing Director or Supervisory Director designated to do so by the Supervisory Board. The General Meeting is always authorised to designate this representational authority to one or more other persons.

Article 21. Absence or prevention

In case of absence or prevention on the part of a Managing Director, the management of the company will be temporarily charged to the remaining Managing Directors or the sole remaining Managing Director.

In case of absence or prevention of all Managing Directors or the sole Managing Director, the management of the company will be temporarily charged to the Supervisory Board with the authority to delegate the management temporarily to one or more persons either from its own ranks or elsewhere.

CHAPTER VIII.

Supervisory Board

Article 22. Appointment. Suspension and dismissal.

1. The Supervisory Directors will be appointed by the General Meeting upon nomination by the Priority of at least two persons for each vacancy.

The General Meeting may make its appointment(s) freely if the Priority fails to make a nomination within three months after the vacancy has arisen.

A nomination made by the Priority in a timely manner will be binding. The General Meeting may, however, at any time override the binding nature of the nomination by adopting a resolution to that effect by a majority of at least two-thirds of votes cast representing more than half of the issued share capital.

2. A Supervisory Director will step down no later than the day of the first General Meeting of shareholders held after three years have passed since his appointment. A Supervisory Director stepping down in this way may be immediately reappointed. A

Supervisory Director may only be reappointed as referred to in this sentence three consecutive times.

3. Any member of the Supervisory Board may be suspended or dismissed by the General Meeting at any time.
   The General Meeting may only decide to suspend or dismiss other than upon proposal of the Priority by resolution adopted by a majority of at least two-thirds of the votes cast representing more than half of the issued share capital.
4. Any suspension may be extended by one or more terms, but cannot continue for longer than a total of three months. If no decision has been made with regard to the lifting of the suspension or about dismissal after this term has expired, the suspension ends.

Article 23. Remuneration.

The remuneration of each member of the Supervisory Board will be determined by the Priority.

Article 24. Duty and capacities.

1. The Supervisory Board is charged with the supervision of Management Board policy and the general state of affairs of the company and its business. The Supervisory Board will support the Management Board by providing advice. In the performance of their duties, the Supervisory Directors will be guided by the interests of the company and its business.
2. The Supervisory Board will have access to the company's buildings and premises and will be entitled to inspect the books and records of the company. The Supervisory Board may designate one or more persons from its Board or an expert to exercise these powers. The Supervisory Board may also be assisted by experts in all other matters. The Management Board will provide all required information in a timely manner to the Supervisory Board so that the Supervisory Board may properly carry out its duties.

Article 25. Procedures and decision-making.

1. The Supervisory Board will appoint a chairman and deputy chairman from amongst its members. The deputy chairman will substitute for the chairman if the latter is absent. He will appoint a secretary, either from its members or elsewhere, and will make arrangements for his substitution.
2. If the chairman and deputy chairman are absent in a meeting, the meeting will designate its own chairman.
3. The Supervisory Board will meet whenever deemed necessary by the chairman, any two other Supervisory Directors, or the Management Board.

4. Minutes will be drawn up by the secretary regarding all that has been dealt with in the meeting of the Supervisory Board. The minutes will be adopted in that same meeting or in any subsequent meeting of the Supervisory Board and will be signed in evidence thereof by the chairman and the secretary.
5. All resolutions of the Supervisory Board will be adopted by an absolute majority of votes cast.
6. The Supervisory Board may only adopt valid resolutions in a meeting if the majority of Supervisory Directors is present or represented at the meeting.
7. A Supervisory Director may have himself represented by a fellow Supervisory Director by written authorization. Written authorization is understood to be any authorization transmitted and received in writing through any normal communication channel. A Supervisory Director can only act as authorized agent for one fellow Supervisory Director.
8. The Supervisory Board may also adopt resolutions outside of a meeting, on the understanding that the relevant proposal is presented to all Supervisory Directors and none of them objects to this method of decision-making. The secretary shall draw up a record of a resolution thus adopted, including the replies received, which record will be signed by the chairman and the secretary.
9. If there is a tie on a vote regarding a resolution to be adopted by the Supervisory Board, the vote cast by the chairman will be decisive.
10. The Supervisory Board will meet together with the Management Board as often as deemed necessary by the Supervisory Board or Management Board.
11. The Supervisory Board may establish rules concerning the meeting procedures and decision-making by the Supervisory Board.

CHAPTER IX.

Annual accounts and annual report. Profits.

Article 26. Financial year. Annual accounts and annual report.

1. The financial year will coincide with the calendar year.
2. Within five months after the end of the financial year (barring the General Meeting extending this term by up to six months on the basis of extraordinary circumstances), the Management Board will compile the annual accounts.
3. The Management Board will file the annual accounts within the term referred to in paragraph 2 at the company's office for inspection by the shareholders. Within this

term, the Management Board will also file the annual report for inspection by the shareholders.

4. The annual accounts will be signed by all Management Board and Supervisory Board members. If one or more of the aforementioned signatures is lacking, reasons for the missing signature(s) must be given.
The Supervisory Board will issue a preliminary report on the annual accounts to the General Meeting.

Article 27. Accountant.

1. The company will assign the auditing of the annual accounts to an Accountant.
2. The General Meeting will be entitled to issue this assignment. If the General Meeting does not proceed to appoint an Accountant, the Supervisory Board will be authorised to do so, and, failing that, the Management Board will do so. The designation of an Accountant will not be restricted by any recommendation; the assignment may be withdrawn at any time by the General Meeting and the party that issued the assignment. The assignment issued by the Management Board may also be withdrawn by the Supervisory Board.
3. The Accountant will report on his audit to the Management Board and the Supervisory Board.
4. The Accountant will present the results of his audit in an audit report regarding the reliability of the annual accounts.

Article 28. Submission to the General Meeting. Access.

1. The company will ensure that as from the convocation of the annual meeting, the annual accounts, the annual report, the preliminary advice and the data to be added thereto pursuant to Article 392 (1), Book 2, Dutch Civil Code, will be available at the office of the company. Shareholders and other parties legally entitled to do so may inspect the documents at the company's office and receive copies of these documents at no cost.
2. The annual accounts will be adopted by the General Meeting. The annual accounts cannot be adopted if the General Meeting has not been able to take cognisance of the audit report as referred to in Article 27 (4), unless under 'Other Information' a legal ground is stated as to why the report is lacking.
3. Discharge granted by the General Meeting to the Managing Directors for the management, and to the members of the Supervisory Board for the supervision over

this management, will be limited to the management or supervision conducted insofar as such management is evidenced from the adopted annual accounts.

Article 29. Profits.

1. Subject to the approval of the Supervisory Board, the Priority will determine annually which portion of the profits, the positive balance of the profit and loss account, will be reserved.
2. From the profit remaining after reservation pursuant to the preceding paragraph, dividend of one percent (1%) on the paid-up nominal amount of the priority share will be paid on this share.
3. The remaining profit after having applied paragraphs 1 and 2 of this Article will be paid out as dividend on ordinary shares.
4. If proposed by the Priority and approved by the Supervisory Board, the Management Board may resolve to pay an interim dividend.
5. If proposed by the Priority and approved by the Supervisory Board, the General Meeting may resolve that payment of all or part of the dividend on ordinary shares will not be made in cash, but in shares in the company.
6. If proposed by the Priority and approved by the Supervisory Board, the General Meeting may resolve to make payments to the holders of ordinary shares from the distributable portion of the equity capital. The provisions in the preceding paragraph apply accordingly.
7. Furthermore, Articles 103, 104 and 105, Book 2, Dutch Civil Code, apply to payments made to shareholders.

Article 30. Making payable.

1. In accordance with Article 38, upon a dividend or other payment becoming payable, there will be an announcement to that effect.
2. A shareholder's claim for payment expires after five years.

CHAPTER X.

General Meetings of Shareholders

Article 31. Annual Meeting.

1. The Annual Meeting will be held within six months after the end of each financial year.
2. The items on the agenda of this meeting will include the following:
    a. discussion of the annual report;
    b. adoption of the annual accounts;

c. the granting of discharge;

d. the filling of any vacancies;

e. other proposals brought forward by the Supervisory Board, the Management Board or the Priority and announced with due observance of Article 38.

Article 32. Other meetings.

Other General Meetings of Shareholders will be held as often as deemed necessary by the Supervisory Board, the Management Board or the Priority, without prejudice to the provisions in Articles 110, 111 and 112, Book 2, Dutch Civil Code.

Article 33. Convocation. Agenda.

1. The General Meetings of Shareholders will be convened by the Supervisory Board or the Management Board.
2. Convocation for meetings of shareholders will be made no later than the fifteenth day prior to the date of the meeting.
3. The convocation will indicate the subjects to be considered, or notify that parties entitled to attend meetings may take cognisance of the subjects to be considered at the offices of the company, without prejudice to the provisions in Article 12 (3) and Article 40 (1) of the Articles of Association.
4. The convocation is effected in the manner described in Article 38.
5. Subjects not stated in the convocation may be announced later with due observance of the term set for convocation in the manner as referred to in Article 38.
6. Unless the convocation states the content of all documents in connection with the meeting to be held that pursuant to the law and the Articles of Association must be available for inspection by the parties entitled to attend the meeting, these documents must be made available at no cost to the parties entitled to attend the meeting and deposited in Amsterdam at an institution designated in the convocation and approved by Euronext Amsterdam N.V. as referred to in the Listing and Issuing Rules or at another paying agent as referred to in the Listing and Issuing Rules.
7. The convocation will also state the location, date and time of the meeting, as well as the manner, location and latest date on which those parties entitled to attend meetings wishing to attend the General Meeting must file the declaration as referred to in paragraph 8 et seq. in order to be admitted to the meeting, which date must be at least seven days before the date of the meeting.
8. As regards the voting right and/or right to attend the meeting, by applying by analogy the provisions in Articles 88 and 89, Book 2, Dutch Civil Code, the company will also

consider as a shareholder a party stated in a written declaration of an Associated Institution stating that the quantity of ordinary bearer shares stated in this declaration is part of its Collective Deposit and that the party referred to in this declaration is a Joint Owner in its collective deposit to the aforementioned quantity of ordinary bearer shares and will remain a Joint Owner until after the meeting, so long as the declaration in question is deposited at the company's office.

The convocation to the meeting will also state the latest date that this must take place. This date must be at least seven days prior to the date of the meeting.

9. In order to be able to attend the General Meeting and (insofar as holding a voting right) to vote, holders of ordinary registered shares must inform the company in writing of their intention to attend at least seven days prior to the meeting at the location stated in the convocation. They can only exercise these rights at the meeting for the ordinary shares registered in their name on the date referred to above as well as on the date of the meeting.

10. In order to be able to attend the General Meeting and (insofar as holding a voting right) to vote, the holder of the priority share will inform the company in writing of his intention to attend no later than the day prior to the day of the meeting. He may exercise these rights at the meeting for the shares registered in his name on the day of the meeting.

11. Shareholders and other persons legally entitled to attend a General Meeting have the right to have themselves represented by an agent authorized in writing. Without prejudice to the provisions in this Article, the written authorisation must be deposited at the location stated in the convocation no later than the time stated in the convocation.

12. The provisions in the preceding paragraphs of this Article apply accordingly to parties whith a right of usufruct on one or more shares, provided the voting right on those shares accrues to the usufructuary.

13. The chairman of the meeting will decide whether persons other than those entitled to admission pursuant to the above provisions in this Article will be admitted to the meeting.

Article 34. Location of meetings.

The General Meetings of Shareholders will be held in Beverwijk, Alkmaar, Utrecht, Amsterdam, Rotterdam or The Hague.

Article 35. Chairmanship.

1. The General Meetings of shareholders will be chaired by the chairman of the Supervisory Board, and in his absence by the deputy chairman of the Supervisory Board; if the latter is also absent, the Supervisory Directors present will designate a chairman from amongst their midst. The Supervisory Board may designate another chairman for a General Meeting of Shareholders.
2. If the chairmanship of a meeting is not filled according to paragraph 1, the meeting will designate its own chairman. Until that time, the chairmanship is temporarily entrusted to a Managing Director to be designated by the Management Board.

Article 36. Minutes.

1. The proceedings of every General Meeting of shareholders will be set out in minutes kept by a secretary designated by the chairman of the meeting. These minutes will be adopted by the chairman and the secretary and in evidence thereof signed for accord by them.
2. The Supervisory Board, the chairman or the party convening the meeting may decide to have an official report of the meeting drafted by a civil-law notary. The official report will also be signed by the chairman.

Article 37. Meeting rights. Admission.

1. Each amount of sixteen eurocents (EUR 0.16) in the share capital carries the right to cast one vote.
2. Shares held by the company or one of its subsidiaries do not carry voting rights in the General Meeting; this also applies to shares for which the company or one of its subsidiaries holds depositary receipts.
   However, usufructuaries of shares held by the company and/or its subsidiaries will not be denied their voting rights if the usufruct was established before the share in question was obtained by the company or subsidiary. The company or subsidiary may not cast a vote based on a share for which it holds a right of usufruct.
3. In determining whether a certain portion of the capital is represented or whether a majority represents a certain portion of the capital, the capital is reduced by the amount of the shares for which no vote can be cast.
4. The members of the Supervisory Board and Management Board will have an advisory vote in the General Meeting of Shareholders.
5. All resolutions will be adopted with an absolute majority of votes cast, insofar as a larger majority is not prescribed by the law or these Articles of Association.

6. If no one receives the absolute majority of votes in an election of persons, a second free ballot will take place. If then, once again, no one receives the absolute majority, another ballot will take place until one person has received the absolute majority or if the ballot involves two persons and there is a tie of votes. In these repeat ballots (not including the second free ballot), the vote shall be between the persons voted for in the preceding vote, leaving out the person who obtained the fewest votes in the preceding ballot. If the fewest number of votes is cast on more than one person in the preceding vote, lot will decide which of those persons cannot be voted for in the next ballot. If there is a tie of votes in a ballot between two persons, lot will decide which person will be chosen.

If there is a tie of votes on a ballot for a binding nomination, the person whose name appears first on the nomination list will be chosen.

7. If there is a tie of votes in a vote other than a ballot on persons, the proposal is rejected.

8. All votes will be cast verbally, unless the chairman of the meeting decides or a holder of voting rights requests that the vote be cast in writing. Votes cast in writing will be cast by means of closed, unsigned ballots.

9. Abstentions and invalid votes will be considered to be votes not cast.

10. Votes may be cast by acclamation, unless this is objected to by any voting-entitled person present.

11. The chairman's statement pronounced in the meeting that the General Meeting has adopted a resolution is decisive. The same applies to the content of resolutions adopted on proposals not set out in writing.

If, however, the accuracy of this statement is immediately disputed after being pronounced, a new vote will be conducted if desired by the majority of the voting-authorised attendees, or, in cases in which the original vote was not held by roll call or in writing, if desired by any voting-authorised attendee. This new vote cancels the legal consequences of the original vote.

CHAPTER XI.

Convocations and notifications.

Article 38.

1. All convocations for the General Meeting of shareholders, all notifications regarding dividend and other distributions and all other notifications to shareholders will be

made by means of an announcement in a national newspaper and in the Official Price List, without prejudice to the provisions in Article 96a (5), Book 2, Dutch Civil Code.

2. Shareholders as referred to in paragraph 1 also include the usufructuaries and pledgees with a voting right on shares.

Meetings of the Priority.

Article 39.

1. A meeting of the Priority will be convened by the Supervisory Board, the Management Board or the holder of the priority share.

2. Resolutions of the Priority may also be adopted in writing. 'In writing' is understood to be any message transmitted and received in writing through any normal communication channel.

CHAPTER XIII.

Amendment of the Articles of Association and Dissolution.

Article 40.

1. If the General Meeting receives a proposal to amend the Articles of Association or to dissolve the company, this must always be stated in the convocation of the General Meeting of shareholders or in a later announcement as referred to in Article 33 (6) and if the proposal relates to an amendment of the Articles of Association, a copy of the proposal stating the proposed amendment verbatim must be filed for inspection at the offices of the company at the same time and until the end of the meeting must be made available at no cost to the shareholders and other persons entitled thereto pursuant to the law.

2. A resolution to amend the Articles of Association or to dissolve the company can only be adopted upon the Priority's proposal.

Article 41. Liquidation.

1. In the event of a dissolution of the company by virtue of a resolution of the General Meeting, the Management Board is charged with the winding up of the company's affairs.

2. During the liquidation, these Articles of Association will remain in force insofar as possible.

3. Any remaining balance after payment to the creditors will be distributed to shareholders in proportion to the total amount of each shareholder's shareholding, provided that the priority share only receives an amount equal to the nominal value thereof.

4. Furthermore, the provisions in Title 1, Book 2, Dutch Civil Code, are applicable to the liquidation.

Article 42. Final provision

The duration of the Priority's authority to issue shares and to grant rights to subscribe to shares as stipulated in Article 8 is set at five years, to be calculated as of the first of May nineteen hundred and ninety-eight. This authority relates to all presently unissued shares in the authorized capital, as it reads or will read at any time. The same applies to the Priority's authority to restrict or exclude the pre-emptive right as defined in Article 9.

03 JAN -9 AM 10:56

PRESS RELEASE Total pages: 5

Alkmaar, February 23, 2001

Airspray delivers strong continued growth

Airspray's turnover for the year 2000 grew 46% to EUR 21,6 million (1999: EUR 14,8 million). Result before taxes amounted to EUR 5,4 million (1999: EUR 4.0 million), a growth of 37%. The net result increased 21% to EUR 4,6 million (1999: EUR 3.8 MM). As announced earlier, the growth of the net result was influenced by an increasing tax rate (15% in 2000 against 4% in 1999) due to the elimination of tax carry forward losses. Net result per share increased 20% to EUR 0.90 (1999 0.75)

It will be proposed to pay a cash dividend of EUR 0.25 (1999: EUR 0.15) per issued share of EUR 0,018 nominal value.

Results

The strong turnover growth was realised with both existing and new customers. The two new products, the Mini Foamer and the Table Top Foamer contributed significantly to turnover and profit growth. The 45% turnover growth in the first half of 2000 was followed by an even stronger growth in the second half of the year, resulting in a full year turnover growth rate of 46%.

The Gross Margin fell from 48% to 44%. Excluding the effect of the one-time lower depreciation charge in 1999, the Gross Margin remained almost constant. The operating expenses grew at a slower rate than turnover.
The company invested EUR 3.1 million in 2000, virtually all in production capacity expansion. Total investments for the year 2001 are expected to be close to EUR 4 million and capacity will be further expanded.

The tax rate is expected to increase to 35% (2000: 15%) due to the compensation of tax carry forward losses.

2000 in review

North America remained, as in 1999, Airspray's most important market, generating 70% of the turnover (1999: 74%). The geographical balance further improved in 2000, with higher

turnover growth in Europe. The European turnover was in 2000 24% of the total, against 19% in 1999.

Cosmetics and skincare

Airspray's core markets are dispensers for cosmetics and skincare and haircare. Cosmetics and skincare remained the most important market segment. Airspray realised 48% of its turnover in this segment. New customers added to the customer list were among others Revlon, Bath and Body Works and Marbert.

The Table Top Foamer, with production coming on stream in September 2000, contributed to the turnover growth in this segment. The product is developed for the hand soap and bath products categories and the professional beauty care market (beauty and hair salons). Airspray's customers introduced the first commercial products to the consumer market by the end of 2000. Based on their first experiences, a substantial sales growth for this dispenser is forecasted.

Haircare

Haircare applications provided 30% of turnover in 2000, up from 25% the year before. Here too, new customers were gained.

Food

Contrary to the growth in the core cosmetics, skin- and hair care segments, the turnover in the food segment showed a small decline. The share of the food segment in the company's turnover fell from 18% in 1999 to 11% in 2000. In addition to customers that use dispensers for the spraying of olive oil, a new customer was gained that uses the Mini Foamer for a foaming candy application.

Other

This segment, mainly applications in the pet care, automotive and household markets grew at a similar rate as the total turnover, maintaining its share at 11% of the total.

Expectations

Prospects for the year 2001 are good. Airspray expects to generate growth by increasing deliveries to its existing customers as well as by gaining new customers for its dispensers. During the year 2000, the company's R&D department was strengthened. The company expects that in the year 2001 and the years thereafter, new dispenser products will be introduced to the market on a regular basis.

Based on a well filled order portfolio, Airspray is positive about the year 2001 and expects an organic growth of 30 to 40% of turnover and the result before tax.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 85 people. Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray has currently five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For further information please contact:

Airspray N.V.
Mr. Bert Molenaar, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

Enclosures: Consolidated Profit & Loss account for 2000
Consolidated Balance Sheet at year-end 2000

CONSOLIDATED PROFIT & LOSS ACCOUNT

In EUR x 1,000

		2000		1999
Net turnover		**21,620**		14,782
Cost of sales		-12,183		- 7,730
Gross margin		**9,437**		**7,052**
Selling expenses	- 418		- 358	
General and administrative expenses	- 3,742		- 2,865	
		- 4,160		- 3,223
Operating result		5,277		3,829
Extraordinary profit and losses		107		99
Interest (-charges) income	74		- 17	
Exchange (-losses) gains	- 20		67	
Financial charges		54		50
Result before tax		**5,438**		**3,978**
Taxation		- 824		- 166
Net result		**4,614**		**3,812**
		=======		=======

RATIO'S

	2000	1999
In EUR		
Net result per share (av.)	0.90	0.75
Result before tax per share (av.)	1.06	0.78
Cash flow per share (av.)	1.07	0.76
Equity per share (ultimo)	3.01	2.20
Dividend per share	0.25	0.15
In %		
Return on equity (av.)	40%	49%
Gross Margin	44%	48%
Operating Margin	24%	26%
Number of shares (average)	5,147,826	5,103,571
Number of shares (ultimo)	5,172,589	5,128,020

CONSOLIDATED BALANCE SHEET (after profit allocation)
In EUR x 1.000

ASSETS	Dec 31, 2000		Dec 31, 1999	
FIXED ASSETS				
Intangible assets	255		207	
Tangible assets	6,872		4,717	
Financial assets	791		604	
		7,918		5,528
CURRENT ASSETS				
Stocks		1,356		650
Receivables				
Trade debtors	5,982		4,810	
Other receivables	285		577	
		6,267		5,387
Cash		4,208		3,088
Total assets		**19,749**		**14,653**

LIABILITIES	Dec 31, 2000		Dec 31, 1999	
Shareholder's equity		15,576		11,261
Current liabilities				
Trade creditors	2,469		2,266	
Taxes and social insurance premiums	143		0	
Other liabilities	1,561		1,126	
		4,173		3,392
Total liabilities		**19,749**		**14,653**

Airspray®

03 JAN -9 AM 10:00

PRESS RELEASE

Total pages: 2

Alkmaar, February 28, 2001

Airspray : Breakthrough in liquid soap market Introduction of 'Dial Complete' in the USA

Based on Airspray's Table Top Foamer, The Dial Corporation launches 'Dial Complete', a foaming hand soap, on the American market. The use of Airspray dispenser technology has made the introduction of a foaming hand soap possible. Dial considers the foaming handsoap the most important innovation on the American soap market since 1988. The national launch of 'Dial Complete' gives Airspray an immediate breakthrough in the large US hand soap market.
Based on the order intake and consumer reaction to the foaming soap, Airspray already decided to double its production capacity for Table Top Foamers. Airspray expects to sell around 25 million Table Top Foamers to around ten customers during the year 2001.

The Dial Corporation, one of the oldest and largest producers of among others hand soap in the USA, chose Airspray's new Table Top Foamer for the introduction of a completely new type of hand soap. Dial introduces the first foaming hand soap on the American consumer market under the 'Dial Complete Foaming Hand Wash' brand.

Herbert M. Baum, Chairman and CEO of The Dial Corporation (NYSE: DL), considers Dial Complete the most important innovation on the soap market since the introduction of liquid soap in 1988.

A foaming hand soap provides easier spreading of the active ingredients over the hands, it rinses cleaner and has a softer and milder feel. Research shows consumer preference for foam over other delivery mediums. Other producers will also introduce foaming soap products in the Airspray Table Top Foamer.

The Table Top Foamer is the most recent dispenser that is introduced by Airspray. The product is developed for the hand soap and bath products categories and the professional beauty care market (beauty and hair salons). After the F2 Finger

Airspray®

Pump Foamer and the Mini Foamer, the Table Top Foamer is the third foam dispenser successfully launched by Airspray.

The US hand soap market is a large market. On an annual basis, 1.7 billion bars of soap are sold and around 350 million units of liquid soap. The liquid soap segment grows at around 9% per annum.

Airspray maintains its recent expectation that turnover and result before tax for the year 2001 will show a growth of 30-40%.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 85 people. Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray has currently five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

Note for the editor:
Airspray's American press release, aimed at the trade press, will be available later today on www.airspray.net. It contains additional information on the Table Top Foamer, Dial Complete and The Dial Corporation. The Dial Corporation's press release on the launch of Dial Complete can be found on www.dialcorp.com under the heading 'news'.

For further information please contact:

Airspray N.V.
Mr. Bert Molenaar, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

Airspray®

03 JAN -9 AM 10:56

PRESS RELEASE

Total pages: 3

Alkmaar, April 10, 2001

Airspray continues expansion

New customer Table Top Foamer, increased presence in Japan, expansion of facilities, management change.

Airspray continues to expand. In the USA a new, large customer started using the Table Top Foamer. It will use the dispenser in the hand soap market. In Japan new markets will be opened through an own sales organization. The company's facilities in Alkmaar, the Netherlands and Pompano Beach, Florida will be expanded to make the installation of new production capacity possible.

New customer for Table Top Foamer

Johnson & Johnson, one of the world's largest personal care companies, has introduced a foaming hand soap in Airspray's Table Top Foamer. This introduction follows the recent announcement by The Dial Corporation of its introduction of the first foaming hand soap in an Airspray dispenser. The new introduction by Johnson & Johnson underlines the potential of the Table Top Foamer in the hand soap market. The new product is a foaming hand soap targeted at children.

Expansion in Japan

In addition to Airspray's stronger presence in the US hand soap market, the company also expects to increase its position in Japan. Recently, Mr. Takashi Miyagi was appointed sales manager for Airspray in Japan. Mr. Miyagi previously worked with Daiwa Can, a company Airspray has a long-standing relation with. Mr. Miyagi will sell in Japan all types of Airspray dispensers that Daiwa Can does not produce itself and he will cover segments of the market that Daiwa Can is not active in. It is with the explicit support and consent of Daiwa Can that Mr. Miyagi joined Airspray.

Airspray®

Expansion of Facilities

The Airspray facilities in Alkmaar, the Netherlands and Pompano Beach, Florida will be expanded this year. In Alkmaar the building will increase 35%. Both production and warehousing space increases in order to continue to serve the growing demand for Airspray's products. Earlier Airspray indicated it expects to invest in 2001 approximately EUR 4 million predominantly in production equipment. In order to accommodate current and future expansion of production capacity, more space is required at both establishments. In Alkmaar building activity will start by the middle of April and is expected to finish before year-end. As the building is leased, the expansion does not affect the cash flow and invested capital in any significant way.

In Pompano Beach, Florida, where the second production unit is now operational, Airspray will move to a larger building in the fall of this year.

Management change

Airspray also announces that Mr. Bert Molenaar has decided to step down as managing director of Airspray on May 31, 2001. He held the position since 1987. Mr. Molenaar will continue to work with Airspray for a couple of days a week. In his role as advisor to management he will continue to support Airspray, with particular focus on the growth of the company through geographic expansion, acquisition or strategic alliances. Airspray is glad that Bert Molenaar's long experience in the dispenser industry will remain available for the company.

Mr. Hugo Boreel will assume the position as managing director. He has been with Airspray since February 1, 2001 and will be nominated for appointment by the Annual General Meeting of Shareholders as statutory director of Airspray. In the past 12 years, Mr. Boreel held several management positions within the Van Leer Group.

Annual report

The 2000 Annual Report is available as of today. The Annual General Meeting of Shareholders will be on May 10, 2001.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 85 people. Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray has currently five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

Airspray®

Note for the editor:
For additional information on the introduction of the hand soap product reference is made to web-site of its producer. http://www.jnj.com/news_finance/306.htm

For further information please contact:

Airspray N.V.
Mr. Bert Molenaar, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

Airspray®

PRESS RELEASE **Number of pages: 2**

Alkmaar, May 10, 2001

Airspray: Solid first quarter 2001

Airspray experienced a solid first quarter, realising very substantial volume growth for foaming pumps, Airspray's most important product group. The actual gross margin was in line with the Gross Margin for the full year 2000 and a few percentage points higher than in the first quarter of 2000. The net profit of the company developed in line with the expectations stated before.

Course of events in the first quarter
The number of dispensers sold by Airspray in the first quarter increased considerably compared to the first quarter of 2000. The growth was mainly realised with the Mini Foamer and the Table Top Foamer dispensers that came on the market in the beginning and the autumn of 2000 respectively. Turnover growth was lower than the volume growth. The Mini Foamer is a smaller foam pump with therefore a lower average price. For the Table Top Foamer, a still relatively small group of initial customers purchases high volumes, resulting also in a lower average price.
As expected, sales of bottles declined, also in absolute terms as more and more customers purchase such volumes of dispensers that it becomes an attractive marketing proposition to produce their own, custom designed, bottles.
Sales of the Symbio dispenser were disappointing. As indicated before, the innovative nature of both the dispenser and the ingredients cause a much longer testing period before the product is ready to be launched on the market. In view of several development projects with the Symbio dispenser, Airspray continues to be positive about the potential of the dispenser.
With the developments described above and the dollar exchange rate, the gross margin in the first quarter of 2001 was similar to the gross margin realised for the full year 2000 and increased slightly compared to the same quarter last year.

So far, the slow-down of the US economy has had little or no influence on sales with existing customers. A limited number of new product introductions were, under pressure from declining results, reduced in scale or postponed until later in the year. Nevertheless, there is no reason to change the

earlier prediction of a full year growth of 30-40% for both turnover and profit before tax.

In the first quarter of 2001, a second assembly machine was installed in the United States plant. Within weeks the machine realised the planned efficiencies. The US factory also added a third shift in order to expand production time.

During March it was decided to proceed with the commercial production of the Water Resistant Foamer. Due to its novel design, water can not enter into the pump, which makes this pump specifically suitable for use in a wet environment such as shower or bathroom. It is expected that the pump will be used for shower foam applications. The first commercial deliveries are expected just after the summer.
The first deliveries of the "F3 Foamer", a design variation on Airspray's first foaming pump, the "F2" Finger Pump Foamer, were made in April 2001.

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 85 people. Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, in the worldwide marketing of dispensers and in bringing innovative dispensing solutions to mass production. Airspray has currently five dispenser types that all operate without gas propellants. In 2000 Airspray's net profit was EUR 4.6 million with sales of EUR 21.6 million. Airspray is been listed on the EuroNext Amsterdam.

/ / / / /

For further information please contact:

Airspray N.V.
Mr. Bert Molenaar, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

Airspray®

03 JAN -9 AM 10:55

PRESS RELEASE **Total number of pages: 5**

Alkmaar, 2 August 2001

Airspray continues to grow: sales up 31%, result before tax up 35%

Airspray makes transition from New Market (NMAX) to Official Market

The first half-year of 2001 went well for Airspray. Turnover increased by 31% to EUR 12.4 million (2000: EUR 9.4 million). Turnover to existing customers rose, but the increase also came from new customers and the introduction of new products to existing customers. The number of dispensers sold grew more rapidly than turnover and increased by 39%.
Result before tax rose by 35% to EUR 2.8 million (2000: EUR 2.1 million). Result before tax rose slightly faster than turnover as a result of a small increase in gross margin, while costs increased in line with turnover. As a result of an increasing tax rate (now 30% against 15% in 2000) net result rose by 9% from EUR 1.8 million to EUR 2.0 million. Earnings per share rose from EUR 0.35 to EUR 0.38.

Notes on the results

Airspray's primary objective - strong organic growth - was again achieved. This was particularly influenced by substantial volume growth of 39% for dispensers. Sales growth was below volume growth due to productmix effects.
Sales in Europe grew by 20%. Sales in the United States grew by 36%, as a result of which Airspray achieved 71% of its turnover in the US (2000: 70%). This illustrates Airspray suffered little hindrance from the deteriorating economic conditions in the US. However, the volumes for the Table Top Foamer, a dispenser which has been specially developed for the hand soap market, lag behind earlier forecasts due to disappointing growth in the economy and more cautious customers, but were nevertheless very respectable.
The development of net result is above earlier forecasts. In anticipation of the transition to reporting according to the International Accounting Standards (IAS), the outstanding tax-deductible losses in the US are capitalized and will result in a tax burden of around 30% for 2001, instead of the previously forecast 35%.

Airspray's balance sheet remains strong. Solvency improved slight (from 79% at year-end 2000 to 80%), despite the addition of the items "buildings" and "long-term debts", which must be included on the balance sheet with effect from 2001 under new guidelines on financial reporting.

Airspray moves from New Market (NMAX) to Official Market

Airspray will make the transition to the Official Market of Euronext Amsterdam on 6 August 2001. With the completion of the migration of the Euronext listed companies to one trading platform, which will take place before the end of October, Airspray will - as previously announced - strive for a listing in the Next Prime segment of Euronext.

Developments during first half-year

New launches

New products with Airspray dispensers which appeared on the retail shelves during the first half of 2001 include hand soap products from Dial and Johnson & Johnson (in Table Top Foamers), a suncare product from Bübchen (Nestlé), Poly Kur and Gliss Kur haircare products from Henkel Schwarzkopf (in Finger Pump Foamers), Vagisil Cleansing Foam from Combe and Clean and Clear Acne Wash from Johnson & Johnson (in Mini Foamers). The hand soap products in particular were launched with a great deal of media support.

The Water Resistant Foamer, a foam pump for use in a 'wet' environment such as the shower or bathroom, will be commercially available immediately after the summer. A second version of the Finger Pump Foamer will be launched later this year.

Expansion of capacity

Airspray still expects to invest a total of around EUR 3.9 million in 2001, mainly in expanding production capacity on both locations in the Netherlands and the US.

Sales by market

The sales in the core markets defined by Airspray developed as follows in the first half-year of 2001: Cosmetics and skincare 58%; haircare 27%; food 7%; other 8%. (2000 respectively 41%, 40%, 9% and 10%.

The core markets Cosmetics and skincare showed by far the highest growth.

Airspray

Prospects

Airspray will continue to grow. Acquiring new customers, geographical expansion, new applications and the launching of new dispensers provide this growth. The fact that the current economic conditions are making Airspray's customers more cautious is undeniable.

Based on the results over the past half-year, Airspray now expects to achieve turnover growth of around 30% over 2001 as a whole, while result before tax will grow at a slightly higher rate, just as in the first half-year. The tax burden for 2001 will be around 30%. The tax burden will continue to increase over the coming years to a level of 35%.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 85 people. Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray has currently five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:

Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Annexes:
- Consolidated profit and loss account for the first six months of 2001
- Consolidated balance sheet at 30 June 2001

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT at 30 June 2001

In EUR x 1,000

		First half-year 2001		First half-year 2000
Net sales		**12,370**		**9,424**
Cost of sales		- 7,031		- 5,497
Gross sales result		**5,339**		**3,927**
Selling costs	- 359		- 163	
General operating costs	- 2,232		- 1,788	
		- 2,591		- 1,951
Operating result		2,748		1,976
Other income and expenditure		-		37
Interest received/paid	33		52	
Exchange rate gains/losses	-		- 9	
Financial income		33		43
Pre-tax result		**2,781**		**2,056**
Taxes		- 823		- 267
Net profit		**1,958**		**1,789**
		=======		=======

RATIOS

	First half-year 2001	First half-year 2000
In EUR.		
Earnings per share (ave.)	0.38	0.35
Cashflow per share (ave.)	0.48	0.43
Equity per share (ult.)	3.52	2.70
In %		
Return on equity (ave.)	25	31
Number of shares (average)		5,190,541
Number of shares (ultimo)		5,226,446

Airspray®

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS		**30-06-2001**		**31-12-2000 *)**
FIXED ASSETS				
Intangible fixed assets	408		255	
Buildings	2,420		2,313	
Operating assets and other tangible fixed assets	8,519		6,872	
Financial fixed assets	1,372		555	
		12,719		9,995
VARIABLE ASSETS				
Stocks		2,151		1,355
Receivables				
Debtors	5,914		5,982	
Other receivables	1,065		285	
		6,979		6,267
Cash		1,009		4,208
Total assets		**22,858**		**21,825**

LIABILITIES		**30-06-2001**		**31-12-2000**
Group equity		18,394		15,576
Long-term debts		2,053		2,077
Short-term debts				
Trade creditors	2,144		2,468	
Other debts	267		1,704	
		2,411		4,172
Total liabilities		**22,858**		**21,825**

*) adjusted for comparison purposes without effect on capital or result

Airspray®

PRESS RELEASE

03 JAN -9 AM 10:56 Total pages: 2

Alkmaar, October 09, 2001

Airspray's Table Top dispenser debut in liquid soap market in Europe
Introduction of 'Imperial Leather Foamburst' by Cussons in the UK

Based on Airspray's Table Top Foamer, Cussons (UK) Ltd launches 'Imperial Leather Foamburst Cleansing Wash', a foaming hand soap, on the UK market. The use of Airspray dispenser technology has made the introduction of foaming hand soap possible.

Cussons, the market leader in the liquid soap market in the UK, chose Airspray's Table Top Foamer for the introduction of a new foaming hand soap. The introduction is for the Imperial Leather brand, which is positioned at the top-end of the liquid soap market in the UK. The new hand soap has been launched in three different perfumes under the name Imperial Leather Foamburst Cleansing Wash.

As with all Airspray dispensers, the Table Top Foamer is reliable, easy to use and provides perfect foam quality with a single stroke of the smooth-acting pump, without chemical propellants.

The appeal of the Table Top Foamer derives from its higher output and elegant design, perfect for products used around the wash basin. It is perfectly suited to water-based, non-VOC formulations, and can be fully filled and emptied completely, thanks to the angular design of the dip tube.

Foaming hand soap provides easier spreading of the active ingredients over the hands, rinses cleaner and has a softer and milder feel. Research shows consumer preference for foam over other delivery media.

The Table Top Foamer was commercially introduced by Airspray less than a year ago and is already becoming established with producers of foaming hand soaps in the USA, most notably by Dial Corporation for its Dial Complete Foaming Handwash. The introduction of Imperial Leather Foamburst Cleansing Wash marks the European market entry of the Table Top Foamer in one of Europe's largest liquid soap markets.

Airspray®

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 90 people.

Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray now has five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

Note for the editor:
Further information on the Imperial Leather Brand, including the Foamburst Cleansing Wash can be found on www.releasethelather.co.uk. Digital pictures of the product are available and can be requested and sent by e-mail. Please contact general@airspray.nl for the product pictures.

For further information please contact:

Airspray N.V.
Mr. Hugo Boreel, Managing Director
Telephone: + 31 72 541 46 66
www.airspray.net

Airspray®

PRESS RELEASE Total pages: 2

Alkmaar, November 1, 2001

Airspray maintains earnings forecast for 2001

The level of activity in the third quarter was in line with expectations. The company continues to show solid growth and the number of new projects and new products launched with Airspray dispensers remained high.

Although the effects of the slowing economy to-date are limited, we observe an increased level of uncertainty, particularly with our US customers regarding the coming months. Despite the environment, Airspray continues to grow. The company expects that earnings before tax for the full year will grow around the previously indicated thirty percent, while sales growth will be a few percent less.

Course of events in the third quarter

Airspray realised a third quarter according to expectations. Sales, margin and profitability all developed in line with the results published over the first six months of 2001. All foaming pumps contributed to the growth of Airspray, whereby the Mini Foamer sold especially well in the third quarter. The volume growth in dispensers was above the sales growth, as it was in the first half of the year.

European sales grew at an outstanding level with an impressive list of products using Airspray dispensers making their market debut in the third quarter. Among the market introductions were the Imperial Leather hand soap of Cussons in the UK, Pond's New Face skin products in a Symbio dispenser and a Mini Foamer in Thailand. Johnson & Johnson's Clean and Clear was introduced in Europe after earlier introductions in Asia and the USA. Lancôme, a Hungarian candy manufacturer, Marks and Spencer and Kao in Taiwan made smaller product introductions with Airspray dispensers.

Airspray in the United States delivered solid growth. During the third quarter Mary Kay launched their new skin care line Velocity and several customers were shipped for 4th Quarter retail launches.

Airspray®

The attacks on the USA in September have not led to immediate effects that were measurable in September or even October. However, Airspray will not entirely escape an overall economic uncertainty in the sense that our American customers have become more cautious, both for the existing products as for new product launches. However it is management's believe that due to the economic slowdown earlier this year, customer inventories were already reduced and reorders will become a necessity.
Airspray in the USA moved to a larger building mid October, creating space for further growth.

Other

In the new NSC trading system of Euronext, Rabo Securities, Fortis Bank and Kempen & Co will act as liquidity providers for Airspray.

Airspray was awarded the 2001 Alkmaar Region Promotion Award by the Chamber of Commerce, in recognition of the positive publicity it generates for the region.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 95 people.
Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray now has five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

For more information please visit the Airspray website which contains several more detailed releases on product introductions and the physical move.

/ / / / /

For more information contact:

Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray®

PRESS RELEASE **Total pages: 2**

Alkmaar, January 10, 2002

Airspray joins forces with TricorBraun, the largest packaging distributor in the USA

Airspray has reached a distribution agreement with TricorBraun, the largest packaging distributor in the USA. TricorBraun, with 26 offices throughout the USA, will increase Airspray's market presence, especially at the small and mid-size accounts. The Airspray sales organisation will continue to serve the existing customer base and will work together with TricorBraun representatives to increase penetration.

Airspray has, in order to realise a better penetration and coverage of the medium and small sized sales accounts, reached a distribution agreement with TricorBraun, the largest packaging distributor in the United States.
The agreement, which makes Airspray the sole supplier of foaming pumps to TricorBraun, contains sales targets to be realised outside the current Airspray customer base. The commitment of TricorBraun towards the Airspray products is a clear sign of Airspray's market leadership in its product range.
TricorBraun will distribute the full Airspray product line.

TricorBraun, with more than 26 offices throughout North America with heavy emphasis in the Midwest and Southeast, is more than twice as big as the second largest distributor, and five to ten times larger than most other distributors. TricorBraun current sales revenues stand at about $350 million per year.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products among which multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 95 people.
Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray now has five dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

TricorBraun
For more information, please refer to the company's website, www.tricorbraun.com.

/ / / / /

For more information contact:

Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray

PRESS RELEASE Total pages: 2

Alkmaar, January 30, 2002

Airspray's Symbio dispenser used by Juvena for innovative product launch

Juvena is introducing a new innovative product in an Airspray Symbio dispenser. The Juvena product, 'Juvenance Selection Restructuring Day', is the first application of this dispenser in the high end of the cosmetics market. To make this introduction possible, Airspray has supplied Juvena with Symbio dispensers in the last couple of months. The highly attractively packaged product will shortly reach the retail shelves in Europe.

According to Juvena this is the first product to use a stable and effective enzyme in cosmetics, possible only with Airspray's dual chamber Symbio dispenser. The enzyme for Juvena's product is subtilisin, which stimulates skin renewal.

The Airspray Symbio dispenser enables the use of sensitive active ingredients in cosmetic products. Inside the two-chamber lotion dispenser, the active ingredient is kept separated from the carrier lotion in an air-free and lightproof cartridge. Both ingredients are nevertheless dispensed simultaneously in a precise and fixed ratio and mixed on the skin before application.

The Juvena product is the second internationally renowned name that uses Airspray's Symbio dispenser. Last October, Unilever's Pond's launched a product using the dispenser in Thailand.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.

Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray now has five dispenser types that all

Airspray®

operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

Juvena

Juvena of Switzerland is an important cosmetics company, part of the Beiersdorf Group. More information on the company and its products can be found on www.juvena.com.

/ / / / /

Note for the Editor:
A digital picture of the product is available and can be requested and sent by e-mail. Please contact general@airspray.nl for the product picture.
A picture of the product can also be seen on Airspray's website.

For further information please contact:

Airspray N.V.
Mr. Hugo Boreel, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

PRESS RELEASE **Number of Pages: 2**

Alkmaar, 21 February, 2002

Airspray's Table Top Foamer in Latest Carex Launch

Cussons have chosen Airspray's Table Top dispenser as part of their new range of innovative products for Carex, the number one antibacterial handwash, which have stormed into the UK market place in 2002.

The Carex Gentle Foaming Handwash with the Airspray pump, is designed to move Carex into the bathroom. This exciting range of premium liquid soaps with stylish packaging, topped with the latest foaming pump technology, delivers a truly enjoyable and cleansing handwash for all the family.

The range comes in elegant pastel colours of pink, yellow and green and each variant contains natural antibacterial and moisturising ingredients.

Neill Craigie, Sales Director at Cussons, comments "This is a very exciting time for Carex. The brand is in an excellent position with annual sales in excess of £14 million. Our new product extensions help to bring innovation and variety to the category not only increasing market share for Carex but continuing to grow the antibacterial handwash sector as a whole."

As with all Airspray Dispensers, the Table Top Foamer is reliable, easy to use and provides perfect foam quality with a single stroke of the smooth acting pump, without chemical propellants. This is the second range of Cussons products, which are now using this pump. The first was with Imperial Leather Foamburst, which Cussons launched in the UK in October 2001 and which is now becoming a firmly established part of this range.

Foaming handsoap provides easier spreading of the active ingredients over the hands, rinses cleaner and has a softer and milder feel. Research shows consumer preference for foam over other delivery media.

The Table Top Foamer was commercially introduced by Airspray only a year ago and is already becoming established with producers of foaming handsoaps in both the USA and Europe.

Airspray®

Airspray Profile:

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Henkel -Schwarzkopf, Sara Lee, Kao, L'Oreal and Johnson & Johnson. Currently Airspray employs 100 people.

Airspray is a technology driven enterprise. During its 18 year existence, Airspray has developed expertise in R&D, 'fast-prototyping' and bringing innovative dispensing solutions to mass production. Airspray now has six dispenser types that all operate without gas propellants. Airspray has been listed on the Amsterdam Stock Exchange since 28 May 1998

Note for the Editor

Digital pictures of the product are available and can be requested and sent by e-mail. Please contact general@airspray.nl for the product pictures.

For further information, please contact:

Airspray NV
Mr. Norbert de Jong / Marketing Manager
Telephone + 31 72 541 46 66
www.airspray.net

Airspray®

03 JAN -9 AM 10:55

PRESS RELEASE **Total pages: 6**

Alkmaar, February 27, 2002

HIGH GROWTH FOR AIRSPRAY

Airspray's 2001 result before tax increased with 29% to EUR 7.0 million (2000: EUR 5.4 million) with sales increasing 26% to EUR 27.3 million (2000: EUR 21.6 million).The net result rose by 7% from EUR 4.6 million to EUR 5.0 million due to the strong increasing tax rate. Earnings per share rose from EUR 0.90 to EUR 0.95.

It will be proposed to pay a 40% higher cash dividend of EUR 0.35 (1999: EUR 0.25) per issued share of EUR 0.16 nominal value.

Results

Management is pleased to report the growth of both sales (+26%) and result before tax (+29%), as this growth was realised in a difficult economic environment.
The sales growth was achieved entirely autonomous through the production of dispensers.
The average order size increased again in 2001 thereby reducing the average sales prices slightly. This was compensated by the positive effects of product mix and dollar exchange rate, leading to a gross margin that was almost equal to the year 2000.
Selling and operational costs increased less than sales growth, resulting in an operating result of EUR 7.0 million, an increase of 32%.

In 2001 Airspray invested record levels in the expansion of production capacity. The investments in 2001 reached a total of EUR 4.1 million. These high investments in fixed assets and working capital lead to lower financial income than the year before.
As previously reported, the much higher tax rate dampened the growth of the net profit. Despite an increase of the effective tax rate from 15% in 2000 to 29% in 2001, the net result grew 7% to EUR 5.0 million. The tax rate will further increase to 35% in 2002 due to the fact that all previously existing tax carry forward losses have been used.
Airspray's balance sheet remains very strong. The equity increased 25% to EUR 19.4 million (2000: EUR 15.6 million). The solvability notched up from 71% to 72%.

Airspray®

Review of 2001

Both the number of customers and the average sales per customer increased in 2001. The number of active customers grew from 325 at year-end 2000 to 350 year-end 2001.
In absolute terms, Airspray grew most in North America but the other continents had a higher growth rate in percentage. North America remained by far Airspray's most important market. In 2001, 67% of sales was generated in North and South America, against 70% in 2000.

The quality of the growth was outstanding. The core business, foam dispensers, increased in units by 36%. Due to changes in product mix the overall sales growth for the company was 26%. The volume of auxiliary products like bottles was lower, an indication that an increasing number of customers invest in their own specific bottle molds committing themselves to the Airspray dispensers. In addition the share of the Dry Spray dispenser in the total turnover decreased.

The Mini Foamer and the Table Top Foamer were both in percentage as in absolute numbers the fastest growing products in 2001. The Table Top Foamer conquered a place in the liquid soap market through a number of high profile product introductions by our customers. Many more opportunities for growth are available in this relatively new application for Airspray.
During the introduction of the Mini Foamer, Airspray expected most interest from the cosmetics industry and for product promotion activities. More and more the dispenser is also used in applications where the Finger Pump Foamer could also be used but where the lower output of the Mini Foamer is sufficient or even preferred.

The two-chamber Symbio dispenser was selected by two very well known brands. Unilever launched a product under the Pond's brand name in Thailand and recently Juvena, a Beiersdorf company, also launched a cosmetics product. The use of this dispenser by both leading brands will lead to an increased attention for the dispenser.

Cosmetics and skincare is the for Airspray most important sector that in 2001 also grew fastest. Airspray generated 64% of its sales in this segment. Almost one fifth of the sales in this segment were realised in the handsoap market. The most important introductions in this segment in 2001 were Johnson & Johnson with Foamblaster and 'Harry Potter Hand Soap' (foaming kid handsoaps; USA), Dial Complete (hand soap; USA), Cussons (hand soap; UK), Johnson & Johnson Clean & Clear (acnewash; Europe and the US), Nestlé Bübchen (Sun-protection; Germany), Neutrogena (acnewash and selftanner; USA), Combe Vagisil (feminine hygiene; USA) en Lancôme (Europa).

Airspray®

The sales in the ***haircare*** segment stabilised and now constitute 23% of sales. The most important product introductions in this segment were L'Oréal Salon (Europe), Neutrogena (USA), Unilever with Hazeline (China) and Sunsilk (Australia) and Kao in Japan.

The category ***food*** declined as a percentage of sales. The use of the Dry Spray Dispenser as an olive oil dispenser seems to be over its peak. Only 7% of Airspray's the sales are generated in this sector. The Mini Foamer continues to be used as a dispenser for foaming candy in the USA and recently such a product was also launched in Europe.
The ***other*** segment, mainly animal care and cleaning products, now represents 6% of Airspray's sales.

The objective to introduce at least one new product per year was more than realised. The F3 Finger Pump Foamer, a design variation of Airspray's first pump foamer, became commercially available during 2001. In addition, the Water Resistant Foamer was presented to customers and has become available in commercial quantities recently. Smaller introductions related to a range of 'elegant' oval bottles that can be used with Airspray's pump foamers and a so-called Jet Foamer that jets out foam, making it suitable for cleaning products.

Airspray has made some limited adjustments to its financial reporting, in anticipation of the International Accounting Standards (IAS) that Airspray, due to its admittance to the Next Prime segment of Euronext, will have to adhere to as of 2004. Also some changes in the Dutch reporting rules on real estate were incorporated. The Dutch real estate and the mortgage are now both included in the balance sheet, with the lengthening of the balance sheet as the only effect. In line with IAS, the company activated the tax effect of the available future tax loss carry forwards in the USA and improved the matching of R&D costs with the associated income by activating the relevant R&D costs. These reporting changes were already implemented when the half-year results were presented in August 2001.

Expectations

Airspray is positive regarding 2002 and the years thereafter. The company remains focused on autonomous growth and the development and introduction of new and improved products. In 2002, Airspray expects to invest approximately EUR 2.7 million mainly for the further expansion of production capacity.
Taking into account the remaining uncertainties on the timing and speed of the recovery of especially the US economy, Airspray expects a 20% to 30% growth of the profit before tax.

Airspray®

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.

Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For further information please contact:

Airspray N.V.
Mr. Hugo Boreel, Managing Director
Telephone: + 31 72 541 46 66

www.airspray.net

Enclosures: Consolidated Profit & Loss account for 2001
Consolidated Balance Sheet at year-end 2001

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In EUR x 1,00

	2001		2000	
Net sales		**27,256**		**21,620**
Cost of sales		-15,314		- 12,183
Gross sales result		**11,942**		**9,437**
Selling costs	- 514		- 418	
General operating costs	- 4,444		- 3,742	
		- 4,958		- 4,160
Operating result		6,984		5,277
Other income and expenditure		-		107
Interest received/paid	9		74	
Exchange rate gains/losses	-		- 20	
Financial income		9		54
Pre-tax result		**6,993**		**5,438**
Taxes		- 2,043		- 824
Net profit		**4,950**		**4,614**
		=======		=======

RATIOS

	2001	2000
In EUR.		
Earnings per share (ave.)	0.95	0.90
Result before tax per share (ave.)	1.34	1.06
Cashflow per share (ave.)	1.20	1.07
Equity per share (ult.)	3.72	3.01
Dividend per share	0.35	0.25
In %		
Return on equity (ave.)	31%	40%
Gross margin	44%	44%
Operating margin	26%	24%
Number of shares (average)	5,208,494	5,147,826
Number of shares (ultimo)	5,226,446	5,172,589

Airspray®

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS		31-12-2001		31-12-2000 *)
FIXED ASSETS				
Intangible assets	657		255	
Buildings	2,971		2,313	
Tangible assets	9,753		6,872	
Financial assets	1,303		555	
		14,684		9,995
CURRENT ASSETS				
Stocks		2,173		1,355
Receivables				
Debtors	6,696		5,982	
Other receivables	835		285	
		7,531		6,267
Cash		2,633		4,208
Total assets		**27,021**		**21,825**

LIABILITIES		31-12-2001		31-12-2000
Group equity		19,436		15,576
Long-term debt		2,600		2,077
Current Liabilities				
Trade creditors	1,584		2,468	
Other liabilities	3,401		1,704	
		4,985		4,172
Total liabilities		**27,021**		**21,825**

*) adjusted for comparison purposes without effect on capital or result

Airspray®

PRESS RELEASE **Total pages: 2**

Alkmaar, March 13, 2002

Airspray dispensers enter new product categories

Airspray instant-foam dispensing technology has spurred the introduction of consumer products in all-new market segments.
The latest 2002 launches come from some of the most trusted brand names in the consumer product arena, including Gerber, Playtex, Neutrogena and Johnson & Johnson.

One of the new market segments to embrace instant-foam dispensing technology is the growing **baby care** field. From Playtex™ Baby Magic® comes two new products: *Foaming Hair and Body Wash*, and *Foaming Shampoo*.
Gerber, which entered the baby wellness market last year with a multi-SKU introduction, has just added a new dimension to its fast-growing product portfolio in this market segment -- *Baby Mousse Foaming Wash for Hair and Body.*
The appeal of these baby care products derives from the fact that no-drip foam eliminates the need to rub gentle skin in order to create deep-cleaning lather. Further, the one-hand design of Airspray instant-foam pumps allows parents to hold the baby easily at bathtime.

In the **sun care** category, Neutrogena added to its instant-foamer-based product line the *Neutrogena Sunless Tanner & Bronzer*. This leading brand in the personal care and skin cleanser field introduced the line extension based upon its success with earlier *Sunless Tanning Foam* product lines. The introduction is the fourth product line within Neutrogena's product offering using instant-foamers; others are *Hair Color Defending Foam* and *Oil Free Acne Wash* for a total of 6 SKU's.

Finally, Johnson & Johnson has created a new category in the consumer **first-aid** market, Johnson & Johnson's *Band-Aid Antiseptic Foam* for cuts and scrapes. Utilizing the Airspray Mini-Foamer with 75 ml bottle, this innovative product allows consumers to -- for the first time -- apply healing, non-drip foam directly to their injuries.
This latest product launch follows Johnson & Johnson's multiple product introduction of *Clean & Clear* and *Johnson's Kids Foam Blaster*. The *Band-Aid* brand is the most trusted name in the U.S. consumer first aid products.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.

Airspray is a 'technology-driven' enterprise. During its 18-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:

Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
Or
Robert Brands, President Airspray Inc.
Telephone : 00 1 954 972 7750

www.airspray.net

Airspray®

PRESS RELEASE **Total pages: 2**

Alkmaar, May 16, 2002

Airspray maintains 2002 earnings forecast

Last February Airspray published its expectation that the earnings before tax for the year 2002 will increase with 20 to 30%. Based on the year-to-date results and the outlook for the rest of the year, the forecast for the full year is maintained. Next to strong growth in Europe, the start of the year was slow in the USA. However, the American activities have reached expected levels as of March.

First quarter review

A very good first quarter in Europe was combined with a slow start of the year in the United States, in line with the general growth of the American industry. As of March, activities in the USA have picked up considerably.

All Airspray dispensers grew according to expectations with the exception of the Table Top Foamer in the United States. Especially doubling the volume for the Mini Foamer proved the ongoing success of this dispenser. Additional assembly capacity for the Mini Foamer is currently under construction.

The growth in the Table Top Foamer in Europe was not sufficient to absorb the missing volumes in the USA. Contrary to last year, no sales for large market introductions in the American hand soap market were obtained. This explains to a large extent the lower volumes for the first quarter. However, as several hand soap market introductions are planned for in the coming quarters, the current shortfall in volume is expected to be compensated shortly.

Market situation

Airspray successfully developed the market for foam dispensers over the past few years. The growth of this market attracted the attention of other dispenser companies. Recently two companies showed, as expected, prototypes of foam dispensers. One dispenser was announced to be commercially available this summer while the second producer claims to aim for 2003. According to Airspray the first dispenser to be launched infringes its patents and Airspray has notified the producer of this dispenser.

Airspray is confident that it can meet a potential competitive challenge due to its long experience with foam

dispensers, its close customer relationships, its wider product offering in foam dispensers and its innovative capabilities.

Supervisory Board
During today's General Meeting of Shareholders, it will be proposed to appoint Mr. Viktor Rensing as member of the Supervisory Board of Airspray. Mr. Rensing is a former Business Group President of Quest and Unichema and former member of the Unilever Executive Council. Mr. Rensing brings broad managerial experience in industries that are relevant for Airspray. The vacancy in the Supervisory Board arose from the sudden death of Mr. Piet Meurs last January.

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.
Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray®

03 JAN -9 AM 10:56

PRESS RELEASE **Total pages: 2**

Alkmaar, July 24, 2002

Airspray Table Top dispenser used for new hand soap product by Colgate-Palmolive in the USA

Colgate-Palmolive introduces Softsoap® Foam Works, an instant foaming hand soap for children. The Airspray Table Top Foamer is used for this product. Softsoap® is the leading brand for liquid hand soaps in the USA.

Recently Colgate-Palmolive announced that early September Softsoap® Foam Works will arrive in U.S. retail stores. This product uses the Airspray Table Top Foamer to create an instant foaming hand soap. The Softsoap® product specifically targets kids in the age of 2 to 10. The initial deliveries of the Airspray dispensers to Colgate started several weeks ago.

The introduction by Colgate-Palmolive is the third large introduction of a foaming hand soap in de U.S.. Last year Dial and Johnson & Johnson already introduced foaming hand soaps using the Airspray Table Top Foamer.
In Europe foaming hand soaps were introduced by the market leaders in the UK (PZCussons' brand Carex) and Italy (Manetti & Roberts with Neutro Roberts) during the first half of this year. Smaller introductions took place in Poland and the Middle East.

The visibility of the Airspray Table Top Foamer in the market for foaming hand soaps will further increase with the upcoming introduction by Colgate-Palmolive. It is therefore a realistic expectation that the penetration of foaming hand soaps in the market for liquid soaps will further increase.

Airspray will announce its financial results for the first half year on August 14, 2002.

Further information on the Softsoap® Foam Works product introduction can be found on the Colgate web site at:
www.colgate.com/cp/corp.class/press_room/pressRelease.jsp?id=29618
A picture of the product is available on the Airspray web site.

Airspray®

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.
Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray®

PRESS RELEASE **Total pages: 1**

Alkmaar, August 7, 2002

New large client for Airspray

Airspray dispensers used in wide range of new Bath & Body Works products

Bath & Body Works (BBW) has launched two full ranges of hand soap products using the Airspray Table Top and Mini Foamers. The BBW product lines are targeted at adults and kids. Aside from 8 flavours liquid hand soap (4 adult and 4 kids flavours), B&BW is the first to introduce a family of hand sanitizers or 'waterless' soaps in 8 versions as well.

This retail launch represents the largest number of different Airspray pumps ever used in a single introduction and is the storefront focus of the August "Back to School" promotional period at BBW. The introduction immediately makes Bath & Body Works a top-5 customer for Airspray.

Bath & Body Works is a leading independent chain for personal care products with 1,615 shops throughout the United States. Bath and Body Works is considered a trendsetter in the industry and is part of Limited Brands.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people. Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray®

03 JAN -9 AM 10:56

PRESS RELEASE **Total pages: 5**

Alkmaar, August 14, 2002

Airspray: Result before Tax increases 22%

Airspray has had a successful first half of 2002 with an autonomous 22% growth of the result before tax to EUR 3.4 million (2001: EUR 2.8 million). The number of dispensers sold increased 27% and the turnover increased 15% to EUR 14,3 million (2001: EUR 12,4 million).
The gross margin increased to 43.8%, up from 43.2% the year before.
The net result increased 16% due to a higher tax rate of 33% (2001: 29.6%). The earnings per share grew 13% to EUR 0.43 (2001: 0.38)

Results
With a strong second quarter following a quiet start of the year, Airspray realized a 22% growth of the result before tax, which is within the 20-30% range that was indicated for the entire year.
The number of dispensers sold grew 27% and the turnover increased by 15%. The difference is mainly due to a different product mix where more dispensers were sold with a lower selling price, while maintaining the gross margin.
As Airspray consistently sells its income in US Dollars one year in advance, the impact of the recent decrease in the value of the dollar was limited. However, the growth in turnover was 3% lower than would have been the case with a constant dollar.
Airspray grew faster in Europe than in the USA and realized 36% of the turnover outside the Americas (year-end 2001: 33%).

As a result of a stringent focus on fixed costs, the growth of the result before tax was higher than the turnover growth. While volumes increased 27%, the fixed costs increased by 6% only.

The Airspray balance sheet remains very strong. The solvability increased from 72% at year-end 2001 to 80% at June 30, 2002. The excess cash position disappeared temporarily due to the payment of dividend in May (EUR 1.8 million) and the pre-payment of taxes due (EUR 1.4 million).

Airspray®

Review of first half 2002

New introductions

The number of introductions of products using Airspray dispensers remained high. The most visible introductions were realized in the market for liquid hand soaps with Bath & Body Works (USA) and Manetti & Roberts (Italy) as large new customers. Guhl (Germany) was the most remarkable new customer for hair care products and together with Henkel it is the largest customer for the F3 Finger Pump Foamer. Important introductions for the Mini Foamers were the relaunch of Unilever Pond's and the introduction of Johnson and Johnson's Aveeno brand, both facial cleansers for the US market.

Among new segments where the Airspray foam dispensers were successfully introduced are baby care products (Gerber and Playtex in the USA and Bübchen in Germany), wound care (Johnson and Johnson) and self tanners (Neutrogena USA and Piz Buin in Europe). Especially for this last application the interest in foamers is very strong.

The first commercial shipments for the Water Resistant Foamer, a dispenser for use in a wet environment like the shower, took place. The product is expected to reach the retails shelves this autumn.

Turnover per segment

The relative share of the cosmetics and skin care segment in the total Airspray turnover increased to 51% in the first half of the year, up from 43% in the same period in 2001. The share of the hand soap segment remained constant at 15% of turnover. The share for the other key segments identified by Airspray was for the first half of 2002 as follows: hair care 23%, food 5% and other 6%. (2001 respectively 27% 7% en 8%.)

Other information

Further to our reference in the Airspray press release of May 16, 2002 regarding competitive market entries for foam pumps, Airspray announces it has filed suit in both Germany and The United States against Rieke Packaging Systems for alleged patent infringement of a patent for foam pumps.

Outlook

Despite continued economic uncertainty, Airspray's outlook for the second half of the year is positive. Especially the order book for the Table Top Foamer is well filled and additional assembly capacity will become operational in the fourth quarter. The company maintains its expectation that

the result before tax will grow between 20% and 30%. The tax rate is expected to be 33%, as for the first half of the year.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate-Palmolive, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs just over 100 people.

Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Enclosures: Consolidated Profit & Loss account first half 2002
Consolidated Balance Sheet at June 30, 2002

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT at 30 June 2002
In EUR x 1,000

		First half-year 2002		First half-year 2001
Net sales		**14,253**		**12,370**
Cost of sales		- 8,041		- 7,031
Gross sales result		**6,239**		**5,339**
Selling costs	- 305		- 359	
General operating costs	- 2,448		- 2,232	
		- 2,753		- 2,591
Operating result		3,486		2,748
Financial income (-charge)		- 99		33
Pre-tax result		**3,387**		**2,781**
Taxes		- 1.118		- 823
Net profit		**2,269**		**1,958**

RATIOS

In EUR.		
Earnings per share (ave.)	0.43	0.38
Cashflow per share (ave.)	0.58	0.48
Equity per share (ult.)	3.80	3.52
In %		
Return on equity (ave.)	23	25

Number of shares (average)	5,263,476
Number of shares (ultimo)	5,280,485

Airspray®

CONSOLIDATED BALANCE SHEET
In EUR x 1,000

ASSETS	30-06-2002		31-12-2001	
FIXED ASSETS				
Intangible fixed assets	901		657	
Buildings	3,864		3,456	
Other tangible fixed assets	9,280		9,268	
Financial fixed assets	2,369		1,303	
		16,414		14,684
CURRENT ASSETS				
Stocks		2,342		2,173
Receivables				
Debtors	6,682		6,696	
Other receivables	1,787		835	
		8,469		7,531
Cash		-		2,633
Total assets		**27,225**		**27,021**

LIABILITIES	30-06-2002		31-12-2001	
Group equity		21,764		19,436
Long-term debts		2,699		2,600
Current liabilities				
Bank overdraft	588		-	
Trade creditors	1,666		1,584	
Other liabilities	508		3,401	
		2,762		4,985
Total liabilities		**27,225**		**27,021**

Airspray®

03 JAN -9

PRESS RELEASE **TOTAL PAGES: 2**

Pompano Beach, Florida
USA 4 September 2002

NEW TUPPERWARE PRODUCTS BASED ON AIRSPRAY'S DISPENSER TECHNOLOGY

Billion dollar multinational and longtime consumer favorite again validates Airspray's dispenser technology and underscores growing worldwide consumer demand for foaming hand soaps...

Tupperware Corporation, a $1.1 billion multinational company with more than 55 years of consumer brand equity, has introduced two new products based upon dispenser technology from Airspray International.

Tupperware-branded products reach consumers in 100 markets around the world, through its powerful presence in shopping malls and on the Internet, as well as through direct sales. Two of the company's newest products are the *Aero Mister* and *SoaperFoamer Set*.

The former is based upon Airspray's dry sprayer technology and allows consumers to infuse their food with flavored oils.

The latter is a multi-product set that utilizes two of Airspray's one-touch, mechanical foamers -- the Table-Top Foamer and the MiniFoamer. These allow consumers to create rich, creamy foam without use of chemical propellants. Many industry observers believe that foaming handsoap is one of the most promising personal care product subcategories in more than 30 years.

The new product introduction, which comes only weeks after the announcement of major alliances with Bath & Body Works and industry leader Colgate-Palmolive, further validates the strength of Airspray's dispenser technology and underscores consumer demand for such products.

According to the company, Tupperware Corporation success rests upon its ability to offer consumers products with ingenious design and quality construction that provide convenient solutions to everyday life. The latest product introductions represent a powerful international showcase for Airspray dispenser technology that will extend consumer awareness, acceptance and demand. The sleek, high-function *SoaperFoamer Set* allows consumers to add a little touch of luxury to kitchens and baths -- as well as when they're on the go. The *Aero Mister* looks good in any kitchen decor and directly addresses consumer demand for high-quality gourmet-related products that allow for healthier eating. This dispenser lets consumers spray a fine mist of flavored oil on product -- a convenient, quick alternative to high calorie dressings and fatty food preparations.

Airspray®

ABOUT AIRSPRAY INTERNATIONAL, INC.

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the personal care, household product and pharmaceutical markets.

The company is listed on the Official Market of Euronext (Amsterdam). As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development, fast prototyping and quality of manufacture has helped clients such as Bristol-Myers, Unilever, L'Oreal and Wella differentiate their products. For further information, call 954/972-7750, write Airspray, 3768 Park Central Blvd. North, Pompano Beach, Florida 33064, or visit the company's web site at www.airspray.net.

/ / / / /

Airspray®

PRESS RELEASE **Total pages: 2**

Alkmaar, October 14, 2002

Airspray: Nivea first customer for Water Resistant Foamer. More foaming hand soap products reach the market.

The Airspray Water Resistant Foamer is used for a foaming baby wash product of the Nivea Baby brand. This is the first commercial introduction of a product using the Airspray Water Resistant Foamer. This foamer has been specifically designed for use in a wet environment such as in the shower. The design of the dispenser reduces the chance of water entering the dispenser.
The product has been launched initially on the French market and it is the first time a product of the Nivea brand uses an Airspray dispenser. The Nivea brand is owned by Beiersdorf AG, which generates sales of EUR 4.5 billion worldwide.

The instant foaming Hand Soap markets continues to build. Additional hand soap brands using the Airspray Table Top foamer have reached the market. Among others, Manetti & Roberts has been very active in introducing the foam dispensers for their hand soap brands; the Neutro Roberts "Lamouss" brand, which is already introduced in Italy, will shortly be available outside Italy including the Dutch market. Borotalco, another Manetti & Roberts brand, also launched a foaming hand soap.
In the United Kingdom, a foaming hand soap was launched under the Nuagé brand name, with two smaller products reaching the market too. Other countries where foaming hand soaps have become available are Denmark, Switzerland, Taiwan and Australia.
In the United States, retail sales numbers show continued growth of current foaming hand soaps of Dial and J&J. Colgate is in the middle of their retail introduction and rollout of two kids hand soaps; promotions will start early 2003. Bath & Body Works, with over 1600 stores, introduced 16 different products early August and is showing good sell through. A special Halloween flavour was just added as an in-and-out promotion.

Airspray®

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people. Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

PRESS RELEASE

Total pages: 2

Alkmaar, November 7, 2002

Airspray realizes excellent third quarter

The level of activities at Airspray remains high. The third quarter of 2002 showed excellent growth compared to the same period last year. In light of the current order book Airspray maintains its outlook of a 20% to 30% growth of profit before tax for the full year,

During the third quarter several important introductions of products with an Airspray dispenser took place. Especially the developments in the market for foaming hand soaps were exciting and confirm that a new segment in the liquid hand soap market has been established, being the instant foaming hand soap category.

Third quarter review
With the level of activities in the third quarter of 2002, Airspray remains on course to realise the 20% to 30% growth of profit before tax, as the company announced already last February.
The two largest introductions in the quarter were both in the United States for foaming hand soap products. Bath & Body Works launched a wide range of differently flavoured hand soap products in its 1,600 store retail chain and experienced an excellent initial sell-through especially for the products aimed at adult users. Colgate-Palmolive, with Softsoap® the largest player in the liquid soap market in the USA, launched a product specifically aimed at the kid's market under the Softsoap® Foam Works brand. The product appears to be very well received and early sell-in is strong. Promotions and media support will commence early 2003.

With the success of the foaming hand soap products already on the market and several smaller launches in different parts of the world, it can be confidently stated that through the use of the Airspray Table Top foam dispenser a new segment in the market for liquid hand soaps has been created, being the "instant foaming hand soaps". The Table Top Foamer showed the highest growth during the quarter, making it necessary to

bring forward the start-up of additional assembly capacity by the end of October.
The level of activity for the other foam dispensers was according to expectation. All pumps showed growth compared to the same period last year. Foam dispenser sales now exceeds eighty percent of total sales. The activities for the Dry Spray dispenser were well below last year as the use of the dispenser for olive oil dispensing is declining in the USA. The Symbio dispenser maintained a similar level of activities compared to last year.

Recently Airspray announced its first customer for the Water Resistant Foamer. Nivea Baby, a brand of Beiersdorf, launched a baby wash product with this specific dispenser.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people.
Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Hugo Boreel, Managing Director
Telephone: 072 - 5414 666
www.airspray.net

Airspray

PRESS RELEASE

Total pages: 1

Alkmaar, November 26, 2002

Management change Airspray

Airspray announces that, due to differences in management style, Mr. H.G. Boreel, managing director of Airspray N.V., after careful deliberation with the Supervisory Board, has decided to step down as of January 1. Airspray thanks Mr. Boreel for his efforts.

The remaining management team jointly assume the responsibilities. Mr. R.F. Brands is appointed as Managing Director. Mr. Brands has been with Airspray for almost five years, after previous employment from 1985 until 1987. Mr. Brands was responsible for Airspray in the United States. As of January 1, 2003, the management team will consist of Mr. Brands, Mr. Van der Schaaff and Mr. Van der Heijden.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Bristol Myers, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 100 people. Airspray is a 'technology-driven' enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

/ / / / /

For more information contact:
Airspray N.V.
Robert Brands
Jan van der Schaaff
Telephone: 072 - 5414 666
www.airspray.net

ROBERT BRANDS APPOINTED
MANAGING DIRECTOR OF AIRSPRAY N.V.

ALKMAAR, The Netherlands, December 16 -- Robert F. Brands has been appointed Managing Director of Airspray N.V., as the company's Supervisory Board announced November 26.

Brands was president of Airspray International Inc., a wholly owned subsidiary of Airspray N.V. since 1998. Under his stewardship, the Pompano Beach, Florida-based company delivered consistent double-digit growth.

In his new capacity, Brands will be responsible for the strategic direction of Airspray worldwide. The company is a global leader in the design, manufacture and supply of innovative non-aerosol dispensing technology used by consumer product companies.

Airspray N.V., founded in 1983 in The Netherlands, is publicly traded on the Official Market of Euronext (Amsterdam).

Effective January 1, 2003, Brands will lead the Airspray management team, which will also include Jan van der Schaaff and Edgar van der Heijden. The company's outgoing Managing Director is Hugo G. Boreel.

Foaming personal care products based upon Airspray dispensing technology have recently been introduced by marketers such as Dial, Johnson & Johnson, Colgate, Bath & Body Works, L'Oreal, Wella, Bristol-Myers, Unilever, Yves Rocher, Sanex, Combe, Clinique, Neutrogena, Revlon, Sara Lee, Elizabeth Arden, Helene Curtis, Elida Faberge, Gerber, Playtex and Tupperware.

Dispensers are increasingly important to the successful launch of a consumer product. The innovative, proven design of Airspray dispensing technology helps companies create new products that offer enhanced consumer appeal because of their functionality, convenience and hygiene. Value-added dispenser technology has become a valuable advantage for manufacturers in the battle for shelf-space in an increasingly competitive marketplace.

(more)

Recently, Brands spearheaded the expansion of Airspray International's facility in Florida, which handles all production and marketing functions for North and South America. The fully automatic machinery that makes Airspray pump dispensers is made by Airspray and utilizes 100 percent in-line quality control.

The innovation-driven company devotes 10 percent of its workforce to research and development.

Earlier this year, Airspray reported positive financial results for the first nine months of 2002. 2002 expectations continue to be in line with earlier releases.

Brands was previously employed by Airspray from 1985 until 1987. Prior to rejoining the firm in 1998, he held senior management posts at Kohler Company, Sterling Plumbing Group, GTE/Sylvania and Philips Lighting Company.

A native of The Netherlands, Brands earned his Business degree at the HTS in Eindhoven and is a Board member of Netherlands-American Community Trust. Brands will continue to reside in Coral Springs, Florida with his wife and children.

For further information, contact Airspray N.V. 072-541-4666, or visit the company's web site at www.airspray.net.

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